UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2025

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of registrant’s name into English)

25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒	Form 20-F

☐	Form 40-F

Contents

March 31, 2025 ‒ MURANO GLOBAL INVESTMENTS PLC (“Murano PubCo”) submits certain financial information concerning its subsidiaries, including unaudited financial statements for the year ended December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: March 31, 2025	By:	/s/ David Galan
Name: David Galan
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

99.1	Unaudited Consolidated and Combined Interim Financial Statements of Murano PV, S.A. de C.V. and subsidiaries as of December 31, 2024, and for the years ended December 31, 2024 and 2023.

99.2
Unaudited Financial Statements of Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 as December 31, 2024 and for period started April 16, 2024 (incorporation date) to December 31, 2024.

99.3	Unaudited Financial Statements of Fideicomiso Murano 2000 No. CIB/3001 as of December 31, 2024, and for the years ended December 31, 2024 and 2023.

99.4	Unaudited Financial Statements of Operadora Hotelera GI, S.A. de C.V. as of December 31, 2024, and for the years ended December 31, 2024 and 2023.

99.5
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for the Hyatt Vivid Grand Island Hotel in Cancun, for the period started April 1, 2024 (opening date) to December 31, 2024.